UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67489

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __06/01/25__ AND ENDING __05/31/26__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **VRA PARTNERS, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3630 PEACHTREE ROAD NE, SUITE 1000
(No. and Street)

ATLANTA	**GA**	**30326**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

DOUGLAS J MCCARTNEY   404.835.1006   DMCCARTNEY@VRAPARTNERS.COM

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CHERRY BEKAERT LLP
(Name – if individual, state last, first, and middle name)

1075 PEACHTREE STREET, SUITE 2200	**ATLANTA**	**GA**	**30309**
(Address)	(City)	(State)	(Zip Code)

10/20/2003   **677**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DOUGLAS J MCCARTNEY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of VRA PARTNERS, LLC, as of MAY 31, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Georgia County of Gwinnett
Subscribed and sworn before me on 07/27/2026 (Date)
Caliyah Beasley
(Notary Signature)

Signature: [signature]
Title: MANAGING DIRECTOR & CFO

Caliyah Beasley
NOTARY PUBLIC
Gwinnett County, GEORGIA
My Commission Expires 12/05/2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VRA Partners, LLC

Financial Statements and Supplementary Information

As of May 31, 2026 and
Report of Independent Registered Public Accounting Firm

PUBLIC REPORT

Report of Independent Registered Public Accounting Firm   1

Financial Statements

  Statement of Financial Condition   2

  Notes to Financial Statements   3



Report of Independent Registered Public Accounting Firm

To the Members
VRA Partners, LLC
Atlanta, Georgia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of VRA Partners, LLC (the "Company") as of May 31, 2026, and the related notes (collectively referred to as the "financial statement"), that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of May 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit provides a reasonable basis for our opinion.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

We have served as the Company's auditor since 2016.

Cherry Bekaert LLP

Rockville, Maryland
July 24, 2026

1

cbh.com

	FY 2026
Assets	
Cash	$13,030,308
Prepaid expenses and other assets	128,531
Deposits	21,892
Property, furniture and equipment, net	88,975
Right of use assets, net	528,280
Total assets	$13,797,986
Liabilities and members' equity	
Liabilities	
Accounts payable	$95,449
Accrued expenses	51,841
Deferred revenue	1,052,500
Lease liability	635,957
Total liabilities	1,835,747
Members' equity	
Common units, no par value; 630,396 units authorized, 630,396 units issued and outstanding	133,166
Retained earnings	11,829,073
Total members' equity	11,962,239
Total liabilities and members' equity	$13,797,986

NOTE: *The accompanying notes are an integral part of these financial statements.*

1. Organization and Summary of Significant Accounting Polices

VRA Partners, LLC, a limited liability company, (the Company or VRA Partners) was formed in the State of Georgia on June 1, 2006. The Company is a registered broker-dealer focused on providing merger and acquisition services to middle-market companies and private equity firms. VRA Partners also assists companies with raising capital for growth, acquisitions, recapitalizations, going-private and management buy-out transactions, as well as provides fairness opinions, valuations, and strategic advisory services. The Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) on May 18, 2007 and is a member of the Financial Industry Regulatory Authority (FINRA).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Deferred Revenue

The Company recognizes revenue when (or as) services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations of the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the Company satisfies a performance obligation.

The Company earns revenue through various investment banking activities primarily as an advisor in mergers and acquisitions and similar transactions. Private placement fees are earned at the time the private placement is completed and the fees are earned from the client in accordance with the terms of the engagement letter. Merger and acquisition fees and other advisory service revenues are generally earned and recognized only upon successful completion of the engagement, as the performance obligation is typically satisfied at such time. Certain of the Company's engagements are structured with an up-front, non-refundable retainer. As the client has an expectation of an ongoing service arrangement until the completion of the engagement, the Company has determined that the retainer should be deferred until such time as the engagement is complete or the engagement has been terminated.

Revenue also includes reimbursements of travel and out-of-pocket expenses which are recognized when the underlying costs are incurred, and referral fees, which are recognized when received.

Cash and Cash Equivalents

Cash represents interest and non-interest-bearing deposits in banks and cash invested in short-term securities which have original maturities of less than 90 days. From time to time, balances in interest bearing accounts may exceed federally insured limits of $250,000. At May 31, 2026, these amounts approximated $12,554,884.

Leases

The Company leases certain office space and equipment. The Company accounts for leasing arrangements under FASB ASC 842 Leases and, therefore, recognizes right-of-use ("ROU") assets and lease liabilities on the statement of financial condition. The Company determines whether a contract contains a lease at inception by determining if the contract conveys the right to control the use of identified office space or equipment for a period of time in exchange for consideration. ROU assets and lease liabilities are recognized at the commencement date based on the present value of the future minimum lease payments over the lease term. Renewal and termination clauses are factored into the determination of the lease term if it is reasonably certain that these options would be exercised by the Company. Lease assets are amortized over the lease term unless there is a transfer of title or purchase option reasonably certain of exercise, in which case the asset life is used.

Certain Company lease agreements include variable payments. Variable lease payments not dependent on an index or rate primarily consist of common area maintenance, property tax, and property insurance charges and are not included in the calculation of the ROU asset and lease liability and are expensed as incurred. To determine the present value of lease payments, the Company uses the implicit rate when it is readily determinable. As most of the Company's leases do not provide an implicit rate, the Company elected to utilize the risk-free discount rate to calculate lease assets and liabilities.

The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company does not have leases where it is involved with the construction or design of an underlying asset. The Company has no material obligation for leases signed but not yet commenced as of May 31, 2026. The Company does not have any material sublease activities. The Company has elected the practical expedient not to recognize leases with terms of 12 months or less on the statement of financial condition and instead recognize the lease payments on a straight-line basis over the term of the lease and variable lease payments in the period in which the obligation for the payments is incurred. Therefore, short-term lease expense for the period does not reflect the Company's ongoing short-term lease commitments.

Income Taxes

The Company is a limited liability company and, as such, its earnings and income taxes flow through directly to the members. Differences exist in the book and tax basis of assets and liabilities, primarily related to differences in revenue recognition policies for financial reporting and for tax purposes. Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities and may change upon examination.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of issuance.

2. Property, Furniture and Equipment

Property, furniture and equipment consists of the following at May 31, 2026:

	FY 2026
Office equipment	$434,575
Furniture and fixtures	198,261
Leasehold improvements	159,457
	792,293
LESS: Accumulated depreciation	(703,318)
	$88,975

3. Leases

In October 2022, the Company executed a third amendment to the lease agreement for office space with an effective date of August 15, 2023 for an additional 67-month term ending on February 28, 2029. Additionally, the third amendment to the office lease agreement provided for a tenant allowance of up to $256,050 for leasehold improvements. The third amendment to the office lease provides a rent abatement period commencing August 15, 2023 through February 14, 2024. The Company began making lease payments on February 15, 2024, which escalate at 3.0% per annum through the expiration of the third amended lease agreement in February 2029. The term of the lease may be extended for an additional five years, subject to certain conditions described in the lease agreement.

The Company's office lease agreement also includes non-lease components for the Company's proportionate share of operating costs for the office building. Operating costs include janitorial, repairs and maintenance, management fees, administrative expenses, security expenses, utilities, property taxes, insurance and association dues.

The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company does not have leases where it is involved with the construction or design of an underlying asset. The Company has no material obligation for leases signed but not yet commenced as of May 31, 2026.

Practical Expedients Elected

The Company elected the three transition practical expedients that permit an entity to (a) not reassess whether expired or existing contracts contain leases, (b) not reassess lease classification for existing or expired leases, and (c) not consider whether previously capitalized initial direct costs would be appropriate under the new standard.

The Company has elected the practical expedient not to recognize leases with terms of 12 months or less on the balance sheets and instead recognize the lease payments on a straight-line basis over the term of the lease and variable lease payments in the period in which the obligation for the payments is incurred.

The Company has elected to utilize the risk-free discount rate to calculate lease assets and liabilities.

The Company has elected to account for lease and non-lease components as a single component.

The weighted average remaining lease term as of May 31, 2026 is 2.7 years. The weighted average discount rate for the Company's operating leases as of May 31, 2026 is 7.0%. The discount rate of each lease is determined by the Company's incremental borrowing rate at the time of a lease contract.

The future minimum lease payments of non-cancelable operating leases are as follows:

For the Year Ending May 31,	Amount
2027	$250,772
2028	256,439
2029	196,557
Total undiscounted cash flows	703,768
LESS: Imputed interest	(67,811)
Present value of lease liability	$635,957

4. Benefit Plan

On January 1, 2007, the Company adopted a contributory, defined contribution 401(k) profit sharing plan for all eligible full-time employees with at least three consecutive months of service and over the age of 21. The Company may make matching contributions equal to 4% of employees' annual wages. Participants are immediately vested in their voluntary contributions, employer contributions, and earnings thereon.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At May 31, 2026, the ratio of aggregate indebtedness to net capital was 0.11 to one, and net capital was $11,722,841 which was $11,635,676 more than required.

6. Line of Credit

In August 2025, the Company secured a $1,000,000 bank line of credit. The line of credit bears interest at the Prime Rate. As of May 31, 2026, the Prime Rate was 6.75%. The line of credit is secured by all Company assets and personal guarantees by several of its Members. The line of credit expires in August 2026, and it is management's intention to renew the facility. The Company is in compliance with the financial covenants imposed by the line of credit agreement. At May 31, 2026, the outstanding balance was $0.

7. Related Party Transactions

Two investors holding the Company's Common Units were partners at a law firm (the Firm). The Common Units held by the two investors were redeemed by the Company in December 2025. The Firm provided legal services related to the Company's Common Unit redemption agreements and amendment to the Company's operating agreement. The Company paid $36,343 to the Firm in the year ended May 31, 2026.

8. Segment Reporting

As of June 1, 2024, the Company adopted Accounting Standards Updates ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure* issued by the Financial Accounting Standards Board ("FASB"). The guidance primarily requires all public entities, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses and enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 were effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted, and are to be applied on a retrospective basis.

The Company operates in a single line of business as a securities broker-dealer, which is comprised on merger and acquisition services and financial advisory service. Refer to primary financial statements for further information as the single operating segment is the entire entity of the Company. The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.